Mail Stop 3561

June 15, 2007

Jerry W. Throgmartin, Chief Executive Officer
hhgregg, Inc.
4151 East 96th Street
Indianapolis, IN 46240

      Re: **hhgregg, Inc.**
             Amendment No. 1 to Registration Statement on Form S-1
             Filed May 25, 2007
             File No. 333-142181

Dear Mr. Throgmartin:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

General

1. We note your responses to comments 19 and 39 in our letter dated May 16, 2007. It appears resolution of these comments is dependent, in part, from pricing information that has not yet been determined. We may have additional comment after determination of the offering price.

2. We note your response to comment 4 in our letter dated May 16, 2007. Please include only the lead underwriters or if they are all co-managers sharing running of the book, include them in similar prominence.

3. We also note your response to comment 3 in our letter dated May 16, 2007. Please include the requested information in your next amendment.

Prospectus Summary, page 1

4. We note your response to comments 7 and 8 in our letter dated May 16, 2007. The information presented, however, continues to be substantially repetitive of that in your Business discussion. The Summary should only provide a brief overview of the key aspects of the offering. See Item 503 of Regulation S-K and please revise.

5. We note your response to our comment 9 in our letter dated May 16, 2007. We also note that you offer a large number of products. We reissue in part our prior comment 9. Please provide us with comparative support for your statement that you "offer one of the most comprehensive brand and model selections of digital televisions and appliances in our industry."

6. We note your response to our comment 11 in our letter dated May 16, 2007. Please augment your disclosure with additional balancing disclosures of the principal challenges facing the company.

The Recapitalization, page 18

7. We note your response to our comment 17 in our letter dated May 16, 2007. Please revise to explain how the recapitalization was intended to help you reach your long-term growth objectives.

Compensation Discussion and Analysis, page 66

8. We note your response to our comment 28 in our letter dated May 16, 2007. Please augment your disclosure to discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target levels.

Report of Independent Registered Public Accounting Firm, page F-2

9. The auditors report in the Amendment does not contain a conformed signature. In your next amendment, please file a signed audit report.

Note 15 – Restructuring and Asset Impairment Charges, page F-23

10. In response to comment 38 in our letter dated May 16, 2007 you advised that additional disclosure was provided on pages F-9 and F-10. We do not see what changes were made on those pages. In addition, we requested information with respect to assets held for sale or assets abandoned. It appears that all assets not held for use have either been sold or abandoned at this time. Please tell us how much of the impairment loss related to assets held for use and how much of the loss related to assets that were either sold or abandoned.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Robert Burnett, Accountant, at (202) 551-3330 or Michael Moran, Accounting Branch Chief, at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Ann F. Chamberlain, Esq.
         Bingham McCutchen LLP